Exhibit 99.2



                           Review and Recommendations
                      Lookout Mineral Claim,Tenure #541219
                            Nicola Region, NTS:92I/1W
                            Mt. Hamilton Project Area
                            British Columbia, Canada





Prepared by: James W. McLeod, P. Geo.


For: Wilson Creek Mining Corp.



Dated: September 22, 2006
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                                Table of Contents

                                                                            Page
                                                                            ----

Contents                                                                      2

Illustrations                                                                 3

0.0     Summary                                                               4

1.0     Introduction and Terms of Reference                                   4

1.1    Glossary                                                               5

2.0     Disclaimer                                                            7

3.0     Property Description and Location                                     7

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                                      8

5.0    History                                                                8

6.0    Geological Setting
6.1    Regional Geology                                                       9
6.2    Local Geology                                                          9
6.3    Property Geology                                                       9
6.4    Deposit Type                                                          10
6.5    Mineralization                                                        10

7.0    Exploration
7.1    Geophysics of the Lookout Mineral Claim                               10
7.2    Geochemistry of the Lookout Mineral Claim                             11

8.0    Drilling                                                              11

                                       2
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                                                                            Page
                                                                            ----

9.0   Sampling Method and Approach                                           11

9.1   Results                                                                11

10.0  Sample Preparation, Analyses and Security                              11

11.0  Data Verification                                                      12

12.0  Adjacent Properties                                                    12

13.0  Mineral Processing and Metallurgical Testing                           12

14.0  Mineral Resource and Mineral Reserve Estimates                         12

15.0  Other Relevant Data and Information                                    13

16.0  Interpretation and Conclusions                                         13

17.0  Recommendations                                                        13

17.1  Recommended Drilling                                                   14

18.0  References                                                             14

19.0  Author's Qualifications and Certification                              15


                                  Illustrations
                                                                      Location
                                                                      --------

Figure 1.    Location Map                                           after page 4

Figure 2.    Claim Map, 1:50:000                                    after page 6

Figure 3.    Regional Geology Map, Scale 1:253,440                  after page 8

Figure 4.    Regional Aeromagnetic Map, Scale 1:63,360              after page 9

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0.0  Summary

The Lookout property consists of one located mineral claim comprising a total of 9 contiguous cells. The property area is situated 22 airmiles east of the Town of Merritt, B.C. The property lies in the Nicola Region, British Columbia, Canada. Wilson Creek Mining Corporation, a Nevada, USA company is the beneficial owner of the mineral claim.

The general claim area is underlain by volcanic and minor sedimentary rock units thought to be the oldest units in the area. These volcano-sediments are intruded in places by plutonic rocks and by the youngest rock units in the area that occur as volcaniclastics.

The rock units exhibit an aeromagnetic pattern that could indicate a response to underlying deformation due to structural features, such as folding and rock alteration. Much of the mineral claim is drift or overburden covered and offers exploration potential. The author feels that the movement of mineralizing fluids may have impregnated this northeasterly trending zone. These fluids could emanate from underlying intrusions along faults or other zones of weakness.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and rock trenching program. An exploratory drilling program (Phase 3) could follow the Phase 1 & 2 surveys and be contingent upon positive results being obtained from the previous surveys.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0   Introduction, Terms of Reference and Glossary

This report, entitled "Review and Recommendations, Lookout Mineral Claim, Tenure #541219 Nicola Region, Mt. Hamilton Project Area, British Columbia, Canada", includes the property and surrounding geology, history, past exploration and

                                       4
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mineral   potential.   This   report  is  being  done  at  the  request  of  the
President/Director of Wilson Creek Mining Corporation, namely Mr. Robert G. Woods. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 37 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for a "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the authors definitions listed in the Glossary in this report.

1.1 Glossary

     (Specific to a Report on the Lookout Mineral Claim, #541219 by James W. McLeod, P.Geo. (BC), Consulting Geologist dated September 22, 2006 on behalf of Wilson Creek Mining Corp.)

Analcite-bearing trachybasalt - Analcite or analcime is a hydrous sodium aluminum silicate mineral that predominates in the extrusive or volcanic form of its igneous equivalent, a syenogabbro.

Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

Dry Interior Belt biotic zone - a division of life forms and climatic zones that make-up or may be particular to British Columbia, Canada.

Elongate basin - a longer than wide depression that may be favorable to in-filling by adjacent eroding mountains.

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Formation  -  the  fundamental   unit  of  similar  rock   assemblages  used  in
stratigraphy.

Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply erosional material to infill the basin.

Mineral tenure of British Columbia - the rights, privileges and obligations specified, by the acquisition of mineral tenure, in the Mineral Tenure Act of the Province. Specifics of what a mineral tenure holder can, cannot and must do to hold mineral title in British Columbia, Canada. Since B.C. is a Provincial jurisdiction mineral tenure lies with the province unless federal jurisdiction is encroached, i.e. fisheries or if the mineral activity takes place in a federal territory, i.e. Nunavit. Also a federally chartered company may have to use Canadian (federal) rules and regulations?

Plagioclase feldspar - a specific range or series of chemical composition of common or abundant rock forming silicate minerals.

Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

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Upper Triassic age Nicola Group - Upper Triassic refers to rock units of similar age within the range of 213 -248 million year, before the present. Age descriptions often use the adjectives, lower-middle-upper to further define the position of age. To constitute a group it must be composed of at least two formations.

Volcaniclastic - Angular to rounded particles of a wide range of sizes within (a welded) finer grain-sized matrix of volcanic origin.

2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0 Property Description and Location

The Lookout mineral claim consists of 9 mineral cells in one contiguous, 3X3 block and is listed as follows:

         Name         Tenure No.      Cells        Expiry Date
         ----         ----------      -----        -----------
         Lookout      541219            9         Sept.17, 2007

The beneficial owner of the above listed mineral claim is Wilson Creek Mining Corp., 7 - 5471 Secret Cove Road, Halfmoon Bay, British Columbia, Canada, V0N 1Y2. The mineral claim is held in trust for the Company by its President/Director, Mr. Robert George Woods, FMC (Free Miner's Certificate) #202812.

The Lookout mineral claim is comprised of 9 contiguous cells (see Figure 2) totaling 560 acres. The mineral claim area may be located on the NTS map sheet, 92I/1W. At the center of the property the latitude is 50(Degree) 8' 38" N and the longitude is 120(Degree) 22' 5" W.

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4.0  Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessible by traveling east of the Town of Merritt, British Columbia, on Provincial highway #5 for 19 miles to the Douglas Lake cut-off. At this point a ranch road traveling south is taken for 18 miles to the mineral claim.

The Lookout property lies within the dry interior belt of B.C. and experiences about 15" of precipitation annually of which about 20% may occur as a snow equivalent. The summers can experience hot weather while the winters are generally mild and last from December through March.

Much of the Thompson Plateau area hosts patchy conifer cover of western yellow pine (ponderosa pine) and Douglas fir mingled with open range and groves of aspen and cottonwood. The general area supports an active logging industry. Mining holds an historical and contemporary place in the development and economic well being of the area.

The Town of Merritt, British Columbia which lies 37 miles by road west of the Lookout mineral claim offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Merritt B.C. is highway accessible from Vancouver, B.C. in a few hours by traveling over the Coquihalla (toll section) highway, in the time it takes to travel 200 miles. The overnight Greyhound bus service is a popular way to send-in samples and to receive additional equipment and supplies.

The claim area ranges in elevation from 2,850' to 4945' mean sea level on Mt. Hamilton the highest point in the area. The physiographic setting of the property can be described as rounded, mountain terrain that has been surficially altered both by the erosional and the depositional (drift cover) effects of glaciation. Thickness of drift cover in the valleys may vary considerably.

                                       8
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5.0 History

The recorded mining history of the general area dates from the late 1800's when the widespread search for gold (placer) was on. The general area received much attention during the post World War II era. During the period of the mid 1950's through the 1980's the search for larger tonnage copper, gold and platinum group elements (PGE) prevailed. A significant number of showings and skarn and porphyry deposits were discovered within this northwesterly trending belt. A number of them were exploited, such as the Craigmont copper-iron mine and the Highland Valley copper (molybdenum) mines.

6.0 Geological Setting

6.1 Regional Geology

The general claim area is underlain by Upper Triassic aged rocks assigned to the Nicola Group. These units are mainly volcanics, such as greenstone ranging from andesite to basalt in composition as agglomerates, breccias and tuffs. Sediments as argillite, limestone and conglomerate make up the lesser part of the Nicola Group in this area. These older units are cut in many places by Jurassic aged Coast Intrusions. A wide range of Cretaceous-Tertiary aged volcano-sediments are observed to occur within the older units.

6.2 Local Geology

The Lookout mineral claim is situated in the Intermontane Belt of south-western British Columbia. The oldest rocks observed in the local area are those of the Upper Triassic aged Nicola Group that trends northerly as an elongate depositional basin.

6.3 Property Geology

The geology of the Lookout mineral claim may be described as being underlain by units of the Nicola Group (see Figure 3).

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Some or all of these  units may be found to host  economic  mineralization.  The property geological setting offers good underlying possibilities and all overburden areas should be checked if a field program is undertaken.

6.4 Deposit Type

The deposit types that historically predominate in the general area are, as the larger target, as a porphyry-type base metal (copper-gold-palladium or copper-molybdenum) occurrence with peripheral base and precious metal occurrences as veins and/or contact replacement zones of mineralization. The most prolific host in this area is the Nicola Group andesitic tuffs that are sometimes skarnified or altered. Any occurrences of younger Princeton Group sediments, i.e. shale, sandstone, etc. should be checked thoroughly for coal occurrences and possibly coal-bed methane gas possibilities.

Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting, trenching and sampling of the first phase program.

6.5 Mineralization

The author has observed in places within the general area pyrite-pyrrhotite-chalcopyrite mineralization as mesothermal replacements or vein-type of occurrences that lie peripheral to the porphyry-type occurrence in the crystal, lithic volcanic tuffs (as volcanic skarn), volcaniclastics or intrusive rock units. These occurrences were observed in the massive volcanic units and in medium grain-sized intrusive rock within steeply dipping to vertical fissure/fault zones with some dissemination in the adjacent wallrock. Accompanying the pyritization are the following minerals as epidote-chlorite-calcite or more generally termed a propylitic alteration assemblage.

7.0 Exploration

7.1 Geophysics of the Lookout Property

The aeromagnetic results shown in Figure 4 are from a survey conducted by Lockwood Survey Corporation Limited of Toronto, Ontario. The survey was

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conducted during the period December 1966 to May 1968. The data was published on a topographical map sheet of the area for the Department of Energy, Mines and Resources, Ottawa, Ontario. The survey was flown at 1,000 feet above ground level.

There is a magnetic pattern across the claim in a northeast direction. The direction of the trend and a change in gradient between the north and south flanks suggests a structural feature i.e. a possible northeast trending and northeast dipping fold in an antiform or arch-shaped configuration. This type of feature is known to, at times, enhance the possibility of being more receptive to mineralizing fluids by structural ground preparation for ascending from underlying intrusions.

7.2 Geochemistry of the Lookout property

To the best of the authors knowledge, the Lookout property has not undergone any detailed ground exploration work including rock or soil geochemistry.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Lookout mineral claim.

9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

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10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS). The samples would be in the possession of the field supervisor of the exploration project. The samples would undergo multi-element analyses by the induction coupled plasma
(ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail. All analyses and assaying will be carried-out in a certified laboratory.

11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property when and if the Company chooses to do so.

The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The  Lookout  mineral  claim  lies in a  general  area that has  undergone  some exploration work and where active exploration work is presently being undertaken. The Nicola Group belt is being explored because of the past production from these rock units.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Lookout property.

                                       12
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14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or mineral reserve calculations, that in any way conforms to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Lookout property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Lookout mineral claim.

17.0 Recommendations

The author believes that the mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area. The glacial drift covered parts of the property offer good exploration areas because of their proximity to known mineralization, geological setting and generally a lack of exploration testing. Also, remote sensing as aeromagnetic results may indicate possible exploration areas of interest within the Lookout mineral claim.

Detailed prospecting and hand trenching surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive (encouraging) results being obtained from each preceding phase:

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Phase 1

Detailed prospecting and mineralization mapping, followed
by hand trenching to obtain clean, fresh samples. The cost
estimate for this program is all inclusive                             $   7,000

Phase 2

Magnetometer and VLF electromagnetic,  grid controlled surveys over the areas of interest  determined by the Phase 1 survey.
Included in this estimated cost are transportation, accommodation, board, grid installation, both of the geophysical surveys, maps
and report                                                                14,000

Phase 3

Induced polarization survey over grid controlled zones
of interest outlined by Phase 1&2 fieldwork. Selective
core drilling totaling 1,000', all inclusive.  Includes
core prep., analyses, detailed maps and reports                           49,000
                                                                        --------

                                                 Estimated Total        $ 70,000

17.1 Recommended Drilling

No recommendations for drilling on the Lookout mineral claim can be made at this time. After completion of Phase 2 this decision could be made.

18.0 References

British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Reports - 356, 396, 7861, 7938, 9009, 18256.

Cockfield, W. E. (1948): Geology and Mineral Deposits of the Nicola Map-area, British Columbia; GSC, Memoir 249.

                                       14
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Duffell, S. and McTaggart,  K. C. (1952):  Ashcroft Map-area,  British Columbia;
GSC, Memoir 262.

Porphyry Deposits of the Canadian Cordillera - Special Volume 15, 1976. Canadian Institute of Mining and Metallurgy.

Preto, V. A., 1972. Geology of Copper Mountain. Bulletin 59, British Columbia Department of Mines and Petroleum Resources.

Preto, V. A. Geology of the Nicola Group between Merritt and Princeton. Bulletin 69, British Columbia Ministry of Energy, Mines and Petroleum Resources.

Rice, H.M.A., 1947. Memoir 243: Geology and Mineral Deposits of the Princeton Map Area, British Columbia. Mines and Geological Branch, Canada. Department of Mines and Resources.

19.0 Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 5382 Aspen Way, Delta, British Columbia, V4K 3S3, Canada.

     2.0 I am a graduate of the University of British Columbia (1969), B.Sc (Major Geology).

     3.0 I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, with membership number 18712 and a Fellow of the Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 37 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

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     6.0  I am  responsible  for  the  preparation  of  sections  1 to 19 of the technical report titled "Review and Recommendations, Lookout Mineral Claim, Nicola Region, Mt. Hamilton Project Area, British Columbia, Canada." Dated September 22, 2006 (the Technical Report") relating to the Lookout property.

     7.0 I have had prior involvement in the general area and specifically the areas northwest of the Lookout mineral claim.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the Lookout mineral claim nor Wilson Creek Mining Corp.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

     11.0 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.


Dated at Delta, British Columbia this 22nd Day of September, 2006.



                                               James W. McLeod, P. Geo.
                                               Qualified Person

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